FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2008

Commission File Number: 001-32993

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

No. 6 Hai Dian Zhong Street

Haidian District

Beijing 100080, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-      N/A

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

New Oriental Education & Technology Group Inc.

By:	/s/ Louis T. Hsieh
Name:	Louis T. Hsieh
Title:	Chief Financial Officer

Date: April 17, 2008

Exhibit 99.1

New Oriental Announces Results for the Third Fiscal Quarter

Ended February 29, 2008

Net Revenues Increased by 46.9% Year-Over-Year

Net Income Increased by 38.1% Year-Over-Year

Net Income Excluding Share-Based Compensation Expenses (non-GAAP) Increased by 52.7% Year-Over-Year

Beijing, April 16, 2008 – New Oriental Education and Technology Group Inc. (the “Company”) (NYSE: EDU), the largest provider of private educational services in China, today announced its unaudited financial results for the fiscal quarter ended February 29, 2008, which is the third quarter for New Oriental’s fiscal year 2008.

Highlights for the Third Fiscal Quarter Ended February 29, 2008

•	Total net revenues increased by 46.9% year-over-year to US$48.1 million from US$32.8 million in the same period of the prior fiscal year.

•

Net income increased by 38.1% year-over-year to US$11.6 million from US$8.4 million in the same period of the prior fiscal year; and net income excluding share-based compensation expenses (non-GAAP) increased by 52.7% year-over-year to US$13.9 million from US$9.1 million in the third quarter of fiscal year 2007.

•

Income from operations increased by 46.1% year-over-year to US$10.2 million from US$7.0 million in the same period of the prior fiscal year; and income from operations excluding share-based compensation expenses (non-GAAP) increased by 62.6% year-over-year to US$12.5 million from US$7.7 million in the third quarter of fiscal year 2007.

•

Basic and diluted earnings per ADS were US$0.31 and US$0.29, respectively. Basic and diluted earnings per ADS excluding share-based compensation expenses (non-GAAP) were US$0.37 and US$0.35, respectively. Each ADS represents four common shares of the Company.

•

Total student enrollments in language training and test preparation courses increased by 34.8% year-over-year to approximately 268,400 from approximately 199,100 in the same period of the prior fiscal year.

•

The total number of schools and learning centers increased to 181 as of February 29, 2008 from 128 as of February 28, 2007. The number of schools remained at 38 and the total number of learning centers increased by 17 to 143 as of February 29, 2008, up from 126 learning centers as of November 30, 2007.

•

New Oriental established its first all-subjects middle school training program, branded “New Oriental U Can,” which targets middle and high school Chinese students from ages 13 to 18 who are preparing for the college entrance examination in China, or “gaokao.” The gaokao is required for admission to bachelor degree programs and most associate degree programs at Chinese colleges and universities.

•	On April 14, 2008, New Oriental signed a definitive agreement to acquire Mingshitang, a Beijing-based private school that specializes in tutoring students who seek to retake the gaokao.

New Oriental is excited by its entry into the Chinese college entrance examination or “gaokao” test preparation market, both for first-time takers and for re-takers. Out of the 9.5 million students who took the gaokao in 2007, over 70% were first-time test takers. “U-Can” is New Oriental’s branded entry into the full-course middle and high school training program and targets both high school seniors preparing to take the gaokao for the first time and also younger students ages 13 to 18 who seek after-school, weekend and holiday programs to help them to improve their grades in Chinese, English, mathematics, physics, biology, chemistry, and history and politics subject areas. In its initial launch this quarter, U-Can enrolled more than 8,100 students in non-English subject classes. In future quarters, New Oriental expects the business to grow quickly, leveraging the Company’s substantial middle and high school English business, which enrolled over 220,000 students in the last 12 months alone.

To complement New Oriental U-Can’s focus on first-time gaokao test takers and younger students seeking to improve their grades, New Oriental also plans to enter the gaokao re-takers market, which numbered over 2.5 million nationwide in 2007. On April 14, 2008, New Oriental signed a definitive agreement to acquire a 60% equity stake in Mingshitang, a Beijing-based private school that specializes in tutoring students who want to retake the gaokao exam. The remaining 40% will be subject to a multi-year earn-out structure. The transaction is scheduled to close in June 2008 pending further due diligence. This acquisition is highly strategic for New Oriental, and we expect the acquisition will allow the Company to:

•

Extend the New Oriental brand to a large non-English test preparation market, poised for future growth. With gaokao re-takers occupying over a quarter of the 9.5 million students who took the gaokao in 2007, demand for training services in this area is strong.

•

Moderate seasonality of New Oriental’s business. Consisting of two semesters in the fall and spring each year, the re-takers training market is largely counter-seasonal to New Oriental’s core businesses, which may allow for greater utilization of a portion of existing New Oriental facilities, and in future years, will contribute to more evenly spread revenue streams across the calendar year.

•

Offer opportunities for consolidation in a highly fragmented market. The gaokao re-takers training market is highly fragmented and dominated by local training schools. Mingshitang gives New Oriental a foothold in Beijing to leverage as the Company rolls out its re-takers training business to other select high-potential cities nationwide.

•

Synergies with New Oriental U-Can. As both businesses address similar subject areas like Chinese, English, mathematics, physics, biology, chemistry, and history and politics, we expect to modify and use a portion of the content to be developed by Mingshitang also in New Oriental’s U-Can business. The Mingshitang teaching team’s experience in the gaokao subject areas will also be a valuable resource to the U Can instructors.

“We are pleased to mark New Oriental’s entry into the gaokao market, both for first-time takers and re-takers, with the establishment of U-Can and the pending acquisition of Mingshitang,” said Michael Yu, New Oriental’s chairman and chief executive officer. “After five years of research and preparation on this initiative, we are confident that our middle and high school programs will meet the needs of Chinese students in a diversified range of subject matters and age groups, and will further extend and strengthen New Oriental’s market leadership position in test preparation. We plan to roll out U-Can in more than 30 cities throughout China over the next couple of years.”

“In the third fiscal quarter of 2008, we continued to expand our nationwide network by a net 17 new learning centers in 14 cities, bringing our total additions for the first three quarters of fiscal year 2008 to 51 facilities, including the 3 schools and 48 learning centers. We intend to continue this rapid expansion in the quarters ahead to capture the strong demand for our programs and services,” Mr. Yu added.

New Oriental’s chief financial officer, Louis T. Hsieh, stated, “At the end of January, we reaffirmed our net revenue guidance for the third quarter of 2008 of 22% to 28% year-over-year growth notwithstanding the detrimental impact to our business as a result of the severe winter storms in China in late January and early February, which were the worst in 50 years. We are now pleased to announce that we beat our top line guidance by delivering 46.9% top line growth. The severe winter storms in Southern and Central China forced us to close dozens of schools and learning centers in affected cities due to power outages and road closures caused by the freezing temperatures, strong winds and record snowfall amounts across China.”

“We would like to take this opportunity to thank our students for their determination and dedication to learning, and to our teachers and staff for their commitment to teaching and hard work and perseverance in overcoming this natural disaster to keep as many schools and learning centers operational for as long as possible during this period,” Mr. Hsieh continued. “The vast majority of the students in the affected areas where schools were closed elected to defer their enrollments to future quarters rather than cancel their registrations. As a result we enjoyed a record 268,400 student enrollments for the quarter, an increase of 34.8% over the year ago period, and record deferred revenue balance, or money collected from students for classes in future quarters, at the end of the quarter of US$35.8 million, an increase of 105.2% from the year ago period.”

Mr. Hsieh noted that the third quarter of New Oriental’s fiscal year is typically the Company’s second strongest quarter of its fiscal year as revenue and student enrollments increase due to the month-long winter holiday for school age students in China.

Financial Results for the Third Fiscal Quarter Ended February 29, 2008

For the third fiscal quarter of 2008, New Oriental reported net revenues of US$48.1 million, a 46.9% increase year-over-year.

Net revenues from educational programs and services for the third fiscal quarter were US$44.6 million, representing a 44.4% increase year-over-year. The growth was mainly driven by the increase in the number of student enrollments in language training and test preparation courses. Total student enrollments in language training and test preparation courses in the third quarter of fiscal year 2008 increased by 34.8% year-over-year to approximately 268,400 from approximately 199,100 in the third quarter of fiscal year 2007.

Total operating costs and expenses for the quarter were US$37.9 million, a 47.1% increase year-over-year; excluding share-based compensation expenses, operating costs and expenses (non-GAAP) for the quarter were US$35.6 million, a 42.0% increase year-over-year.

Cost of revenues for the quarter were US$18.5 million, a 33.5% increase year-over-year, primarily due to the increased number of courses being offered to a larger student base and the greater number of schools and learning centers in operation.

Selling and marketing expenses for the quarter were US$6.9 million, a 90.8% increase year-over-year, primarily due to brand promotion expenses for specific programs and headcount increases due to a rapidly expanding network of learning centers. The Company spent over US$1.3 million in the quarter to (i) launch the new U-Can gaokao test preparation and middle school tutoring brand, and (ii) promote the Company’s IELTS program (English proficiency test used by countries such as the United Kingdom and Australia for undergraduate and graduate admissions evaluations) which led to an over 55% increase in IELTS enrollments for the quarter compared to the year ago period. In addition, the headcount for the selling and marketing department increased by 364 over the year ago period as marketing staff, which includes registration verification personnel, are needed at each of the Company’s 181 schools and learning centers, which increased by 53 from the year ago period.

General and administrative expenses for the quarter were US$12.5 million, a 50.5% increase year-over-year; excluding share-based compensation expenses, general and administrative expenses (non-GAAP) for the quarter were US$10.3 million, a 35.0% increase year-over-year, primarily due to increased headcount as the Company expands its network of schools and learning centers.

Total share-based compensation expenses, which were allocated to related operating costs and expenses, increased to US$2.3 million in the third quarter of fiscal year 2008 from US$0.7 million in the year ago period.

Income from operations for the quarter was US$10.2 million, a 46.1% increase from US$7.0 million in the year ago period, and income from operations excluding share-based compensation expenses (non-GAAP) for the quarter was US$12.5 million, a 62.6% increase from US$7.7 million in the year ago period.

Operating margin for the quarter was 21.2%, compared to 21.3% in the corresponding period of the previous year. Excluding share-based compensation expenses, operating margin (non-GAAP) for the quarter was 25.9%, compared to 23.4% in the corresponding period of the prior year. This increase was primarily due to the improved operating efficiency as revenue growth outpaced the growth in operating costs and expenses.

Net income for the quarter was US$11.6 million, a 38.1% increase year-over-year. Basic and diluted earnings per common share amounted to US$0.08 and US$0.07, respectively, and basic and diluted earnings per ADS were US$0.31 and US$0.29, respectively. Excluding share-based compensation expenses, net income (non-GAAP) for the quarter was US$13.9 million, a 52.7% increase year-over-year. Basic and diluted earnings per ADS excluding share-based compensation expenses (non-GAAP) were US$0.37 and US$0.35, respectively.

Capital expenditures for the quarter were US$4.2 million which was primarily used (i) to add a net 17 new learning centers, (ii) for maintenance expenditures for a greater number of schools and learning centers in operation (181, up from 128 in the year ago period), and (iii) for remodeling decorations on some older schools and learning centers.

As of February 29, 2008, New Oriental had cash and cash equivalents of US$230.1 million, as compared to US$246.8 million as of November 30, 2007. Net operating cash flow for the third quarter of fiscal year 2008 was US$16.3 million.

Financial Results for the Nine Months Ended February 29, 2008

For the nine months ended February 29, 2008, New Oriental reported net revenues of US$160.8 million, a 49.1% increase year-over-year.

Total student enrollments in language training and test preparation courses in the nine months ended February 29, 2008 increased by 28.1% year-over-year to approximately 966,500 from approximately 754,300 in the nine months ended February 28, 2007.

Income from operations in the nine months ended February 29, 2008 was US$45.4 million, a 53.3% increase year-over-year. Income from operations excluding share-based compensation expenses (non-GAAP) in the nine months ended February 29, 2008 was US$51.4 million, a 60.7% increase year-over-year.

Operating margin for the nine months ended February 29, 2008 was 28.2%, compared to 27.4% for the nine months ended February 28, 2007; excluding share-based compensation expenses, operating margin (non-GAAP) for the nine months ended February 29, 2008 was 32.0%, compared to 29.6% for the nine months ended February 28, 2007.

Net income for the nine months ended February 29, 2008 was US$47.3 million, a 56.8% increase year-over-year. Basic and diluted earnings per ADS for the nine months ended February 29, 2008 were US$1.26 and US$1.21, respectively.

Net income excluding share-based compensation expenses (non-GAAP) for the nine months ended February 29, 2008 was US$53.2 million, representing a 63.8% increase year-over-year. Basic and diluted earnings per ADS excluding share-based compensation expenses (non-GAAP) for the nine months ended February 29, 2008 were US$1.42 and US$1.36, respectively.

Outlook for Fourth Quarter of Fiscal Year 2008

New Oriental expects its total net revenues in the fourth quarter of fiscal year 2008 (March 1, 2008 to May 31, 2008) to be in the range of US$32.1 million to US$33.4 million, representing year-over-year growth in the range of 29% to 34%, respectively. This forecast reflects New Oriental’s current and preliminary view, which is subject to change.

Change in Reporting Currency to the U.S. Dollar

Effective December 1, 2007, New Oriental changed its reporting currency to the U.S. Dollar (US$). The change in reporting currency is to better reflect the Company’s performance and to improve investors’ ability to compare the Company’s financial results with other publicly traded companies in the education industry. Prior to December 1, 2007, the Company reported its annual and quarterly consolidated balance sheets and consolidated statements of operations and shareholders’ equity and cash flows in RMB. In this announcement, the unaudited financial results at and for the quarter and for the nine months ended February 29, 2008 are stated in US$. The related financial statements and corresponding notes prior to December 1, 2007 have been restated to reflect US$ as the reporting currency for comparison to the financial results for the third fiscal quarter ended February 29, 2008.

Conference Call Information

New Oriental’s management will host an earnings conference call at 8:00 AM on April 16, 2008 U.S. Eastern Time (8:00 PM on April 16, 2008 Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

US: +1-617-213-8843

Hong Kong: +852-3002-1672

Please dial-in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “New Oriental earnings call.”

A replay of the conference call may be accessed by phone at the following number until April 23, 2008:

International: +1-617-801-6888

Passcode: 47274026

Additionally, a live and archived webcast of the conference call will be available at http://investor.neworiental.org.

About New Oriental

New Oriental is the largest provider of private educational services in China based on the number of program offerings, total student enrollments and geographic presence. New Oriental offers a wide range of educational programs, services and products consisting primarily of English and other foreign language training, test preparation courses for major admissions and assessment tests in the United States, the PRC and Commonwealth countries, primary and secondary school education, development and distribution of educational content, software and other technology, and online education. New Oriental’s ADSs, each of which represents four common shares, currently trade on the New York Stock Exchange under the symbol “EDU.”

For more information about New Oriental, please visit http://english.neworiental.org.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for fourth quarter of fiscal year 2008 and quotations from management in this announcement, as well as New Oriental’s strategic and operational plans, contain forward-looking statements. New Oriental may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about New Oriental’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, results of operations and financial condition; our ability to attract students without a significant decrease in course fees; our ability to continue to hire, train and retain qualified teachers; our ability to maintain and enhance our “New Oriental” brand; our ability to effectively and efficiently manage the expansion of our school network and successfully execute our growth strategy; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights;

competition in the private education sector in China; changes in our revenues and certain cost or expense items as a percentage of our revenues; the expected growth of the Chinese private education market; and Chinese governmental policies relating to private educational services and providers of such services. Further information regarding these and other risks is included in our registration statement on Form F-1 and other documents filed with the Securities and Exchange Commission. New Oriental does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of April 16, 2008, and New Oriental undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement New Oriental’s consolidated financial results presented in accordance with GAAP, New Oriental uses the following measures defined as non-GAAP financial measures by the SEC: net income excluding share-based compensation expenses, income from operations excluding share-based compensation expenses, operating costs and expenses excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, operating margin excluding share-based compensation expenses and basic and diluted earnings per ADS excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

New Oriental believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. New Oriental believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to New Oriental’s historical performance and liquidity. New Oriental computes its non-GAAP financial measures using the same consistent method from quarter to quarter. New Oriental believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP net income excluding share-based compensation expenses, and basic and diluted earnings per share and per ADS excluding share-based compensation expenses is that these non-GAAP measures exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Contacts

For investor and media inquiries, please contact:

In China:

Ms. Sisi Zhao

New Oriental Education and Technology Group Inc.

Tel: +86-10-6260-5566 x8203

Email: zhaosisi@staff.neworiental.org

Mr. Derek Mitchell

Ogilvy Public Relations Worldwide (Beijing)

Tel: +86-10-8520-6284

Email: derek.mitchell@ogilvy.com

In the United States:

Mr. Jeremy Bridgman

Ogilvy Public Relations Worldwide (New York)

Tel: +1 (212) 880-5363

E-mail: jeremy.bridgman@ogilvypr.com

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of February 29 2008	As of November 30 2007
	(Unaudited)	(Unaudited)
	USD	USD
ASSETS:
Current assets:
Cash and cash equivalents	230,090	246,804
Restricted cash	490	414
Term deposits	29,998	2,505
Accounts receivable, net	1,157	868
Inventory	9,365	7,670
Prepaid expenses and other current assets	10,161	8,019

Total current assets	281,261	266,280

Property, plant and equipment, net	99,519	94,166
Land use right, net	3,443	3,335
Amounts due from related parties	20	80
Deferred tax assets	1,002	1,073
Trade mark	230	222
Long term investment	2	2

Total assets	385,477	365,158

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:	—
Accounts payable-trade	8,059	7,235
Accrued expenses and other current liabilities	23,361	20,414
Income tax payable	5,312	4,676
Amount due to related parties	13	13
Deferred revenue	35,794	37,745

Total current liabilities	72,539	70,083

Total liabilities	72,539	70,083

Minority interest	186	218

Total shareholders’ equity	312,752	294,857

Total liabilities and shareholders’ equity	385,477	365,158

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended February 29	For the Three Months Ended February 28
	2008	2007
	(Unaudited)	(Unaudited)
	USD	USD
Net Revenues:
Educational Programs and services	44,555	30,850
Books and others	3,543	1,903

Total net revenues	48,098	32,753

Operating costs and expenses (note 1):
Cost of revenues	18,475	13,836
Selling and marketing	6,942	3,638
General and administrative	12,501	8,309

Total operating costs and expenses	37,918	25,783

Operating income (loss)	10,180	6,970

Other income (expenses), net	2,303	1,484
Provision for income taxes	(922)	(101)
Minority interest, net of taxes	42	46

Net Income	11,603	8,399

Net income per share-basic	0.08	0.06

Net income per share-diluted	0.07	0.06

Net income per ADS-basic (note 2)	0.31	0.23

Net income per ADS-diluted (note 2)	0.29	0.22

Notes:

Note 1: Share-based compensation expenses (in thousands) are included in the operating costs and expenses as follows:

	For the Three Months Ended February 29	For the Three Months Ended February 28
	2008	2007
	Unaudited	Unaudited
	USD	USD
Cost of revenues	60	31
Selling and marketing	59	13
General and administrative	2,164	651

Total	2,283	695

Note 2: Each ADS represents four common shares

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(In thousands except share and per ADS amounts)

	For the Three Months Ended February 29	For the Three Months Ended February 28
	2008	2007
	(Unaudited)	(Unaudited)
	USD	USD
General and administrative expenses	12,501	8,309
Share-based compensation expense in general and administrative expenses	2,164	651
Non-GAAP general and administrative expenses	10,337	7,658
Total operating costs and expenses	37,918	25,783
Share-based compensation expenses	2,283	695
Non-GAAP operating costs and expenses	35,635	25,088
Operating income	10,180	6,970
Share-based compensation expenses	2,283	695
Non-GAAP operating income	12,463	7,665
Operating margin	21.2%	21.3%
Non-GAAP operating margin	25.9%	23.4%
Net income	11,603	8,399
Share-based compensation expense	2,283	695
Non-GAAP net income	13,886	9,094
Net income per ADS—basic (note 1)	0.31	0.23
Net income per ADS—diluted (note 1)	0.29	0.22
Non-GAAP net income per ADS—basic (note 1)	0.37	0.25
Non-GAAP net income per ADS—diluted (note 1)	0.35	0.24
Weighted average shares used in calculating basic net income per ADS (note 1)	150,657,358	146,143,021
Weighted average shares used in calculating diluted net income per ADS (note 1)	157,333,384	152,238,305

Note 1: Each ADS represents four common shares

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Nine Months Ended February 29	For the Nine Months Ended February 28
	2008	2007
	(Unaudited)	(Unaudited)
	USD	USD
Net Revenues:
Educational Programs and services	148,691	101,646
Books and others	12,144	6,243

Total net revenues	160,835	107,889

Operating costs and expenses (note 1):
Cost of revenues	59,550	42,035
Selling and marketing	18,125	11,552
General and administrative	37,769	24,700

Total operating costs and expenses	115,444	78,287

Operating income	45,391	29,602

Other income (expenses), net	6,182	2,259
Provision for income taxes	(4,450)	(1,816)
Minority interest, net of taxes	128	91

Net Income	47,251	30,136

Net income per share-basic	0.32	0.23

Net income per share-diluted	0.30	0.22

Net income per ADS-basic (note 2)	1.26	0.93

Net income per ADS-diluted (note 2)	1.21	0.88

Notes:

Note 1: Share-based compensation expenses (in thousands) are included in the operating costs and expenses as follows:

	For the Nine Months Ended February 29	For the Nine Months Ended February 28
	2008	2007
	Unaudited	Unaudited
	USD	USD
Cost of revenues	501	46
Selling and marketing	185	43
General and administrative	5,310	2,287

Total	5,996	2,376

Note 2: Each ADS represents four common shares

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE

GAAP MEASURES

(In thousands except share and per ADS amounts)

	For the Nine Months Ended February 29	For the Nine Months Ended February 28
	2008	2007
		(Unaudited)
	USD	USD
General and administrative expenses	37,769	24,700
Share-based compensation expense in general and administrative expenses	5,310	2,287
Non-GAAP general and administrative expenses	32,459	22,413
Total operating costs and expenses	115,444	78,287
Share-based compensation expenses	5,996	2,376
Non-GAAP operating costs and expenses	109,448	75,911
Operating income	45,391	29,602
Share-based compensation expenses	5,996	2,376
Non-GAAP operating income	51,387	31,978
Operating margin	28.2%	27.4%
Non-GAAP operating margin	32.0%	29.6%
Net income	47,251	30,136
Share-based compensation expense	5,996	2,376
Non-GAAP net income	53,247	32,512
Net income per ADS—basic (note 1)	1.26	0.93
Net income per ADS—diluted (note 1)	1.21	0.88
Non-GAAP net income per ADS—basic (note 1)	1.42	1.00
Non-GAAP net income per ADS—diluted (note 1)	1.36	0.94
Weighted average shares used in calculating basic net income per ADS (note 1)	149,997,779	129,413,247
Weighted average shares used in calculating diluted net income per ADS (note 1)	156,839,600	137,720,319

Note 1: Each ADS represents four common shares